UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D [Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)

CLAYTON WILLIAMS ENERGY, INC.

(Name of Issuer)

COMMON STOCK, $.10 PAR VALUE

(Title of Class of Securities)

96949010

(CUSIP Number)

MEL G. RIGGS, EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER

CLAYTON WILLIAMS ENERGY, INC.

SIX DESTA DRIVE, SUITE 6500

MIDLAND, TEXAS 79705

(432) 682-6324

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 11, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96949010		13D

1	Names of Reporting Persons Mel G. Riggs

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,270

	8	Shared Voting Power 3,042,646

	9	Sole Dispositive Power 10,504

	10	Shared Dispositive Power 3,041,412

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,051,916

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 25.1%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 96949010		13D

1	Names of Reporting Persons LPL/Williams GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,041,412

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,041,412

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,041,412

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 25.0%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 96949010		13D

1	Names of Reporting Persons The Williams Children’s Partnership, Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,041,412

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,041,412

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,041,412

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 25.0%

14	Type of Reporting Person (See Instructions) PN

INTRODUCTION.

The following is an amendment (this “Amendment”) to that certain Schedule 13D filed on December 20, 2007 (the “Original 13D”) by certain of the reporting persons filing this Amendment. This Amendment is being filed to reflect changes in the members of the group covered by the Original 13D and the resulting changes in beneficial ownership of shares of Common Stock, $0.10 par value (the “Common Stock”), of Clayton Williams Energy, Inc. (the “Issuer”) by the reporting persons.

The Original 13D described the beneficial ownership of shares of the Issuer’s Common Stock owned by L. Paul Latham, the former Executive Vice President and Chief Operating Officer of the Issuer, LPL/Williams GP, LLC (“LPL/Williams”) and The Williams Children’s Partnership Ltd. (“WCPL”).  When the Original 13D was filed, Mr. Latham was the sole member of LPL/Williams, which is the sole general partner of WCPL (owning a 0.002% general partner interest in WCPL).  The adult children of Mr. Clayton W. Williams, Jr. collectively own a 99.998% limited partner interest in WCPL.

As a result of the death of Mr. Latham on December 11, 2010, Mel G. Riggs, the Executive Vice President and Chief Operating Officer of the Issuer, became the sole member of LPL/Williams. As described below, as the sole member of LPL/Williams, Mr. Riggs may be deemed to be the beneficial owner of shares of the Issuer’s Common Stock held by WCPL and therefore a member of the group covered by the Original 13D as amended by this Amendment.  As a result of Mr. Latham’s death, he ceased to be the beneficial owner of more than five percent of any class of securities of the Issuer.

Only those items of Schedule 13D, or portions thereof, being amended are included in this Amendment.  Except as expressly amended and modified by this Amendment, the Original 13D, as amended, remains unchanged and in full force and effect.

Item 2.	Identity and Background.

The reporting persons filing this Schedule 13D (the “Reporting Persons”) are Mr. Riggs, LPL/Williams and WCPL.

The business address of Mr. Riggs is Six Desta Drive, Suite 6500, Midland, Texas 79705, and Mr. Riggs’s principal occupation is Executive Vice President and Chief Operating Officer of the Issuer, which is engaged in the business of oil and gas exploration, development and transportation.  Mr. Riggs is also the sole member of LPL/Williams, which is the sole general partner of WCPL.  Mr. Riggs is a citizen of the United States and has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

LPL/Williams is a limited liability company organized under the laws of the State of Delaware, and the address of its principal business and principal office is Six Desta Drive, Suite 6500, Midland, Texas 79705.  LPL Williams was organized to carry on any lawful business, purpose or activity for which limited liability companies may be formed under the Delaware Limited Liability Company Act.  As of the date of this Schedule 13D, LPL/Williams’ only business activity is serving as the general partner of WCPL.

WCPL is a limited partnership organized under the laws of the State of Texas, and the address of its principal business and principal office is Six Desta Drive, Suite 6500, Midland, Texas 79705. WCPL was organized to engage in any lawful business in which a limited partnership formed under the Texas

Revised Limited Partnership Act may engage.  WCPL was formed in 1995 for the benefit of the adult children of Mr. Williams, the Chairman of the Board of Directors and Chief Executive Officer of the Issuer.  Mr. Williams is also a significant stockholder of the Issuer beneficially owning approximately 25.6% of the Issuer’s Common Stock.  As of the date of this Schedule 13D, WCPL’s only business activity is to hold assets, including shares of the Issuer’s Common Stock, as investments for the benefit of the adult children of Mr. Williams.

Neither LPL/Williams nor WCPL have, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of Issuer.

(a)           The aggregate number of shares of the Issuer’s Common Stock beneficially owned, through shared control of voting and disposition, by the Reporting Persons is 3,051,916 shares, which constitutes approximately 25.0% of the issued and outstanding shares of Common Stock of the Issuer.  Of this total, 1,234 shares are owned of record by the Company’s 401(k) Plan & Trust, 1,382 shares are controlled by Mr. Riggs pursuant to a power of attorney and 3,041,412 shares are owned of record by WCPL. Additionally, Mr. Riggs beneficially owns an additional 7,888 shares of Common Stock.  Therefore, Mr. Riggs’s total beneficial ownership is 3,051,916 shares of Common Stock, constituting approximately 25.0% of the total outstanding shares of Common Stock.

The shares of the Issuer’s Common Stock reported as being beneficially owned by Mr. Riggs include 3,041,412 shares of the Issuer’s Common Stock held by WCPL.  Mr. Riggs is the sole member of LPL/Williams, which is the general partner of WCPL (owning a 0.002% general partner interest in WCPL).  The adult children of Mr. Williams collectively own a 99.998% limited partner interest in WCPL.  Through his indirect ownership of general partner interest in WCPL, Mr. Riggs may be deemed to be the beneficial owner of all shares of the Issuer’s Common Stock held by WCPL.  However, LPL/Williams has a pecuniary interest in only 0.002% of the Issuer’s Common Stock held by WCPL.

(b)           The Reporting Persons share the power to vote or to direct the vote and the power to dispose or direct the disposition of all 3,041,412 shares of Common Stock beneficially held by them as a group as described in paragraph (a) of this Item 5.  With respect to the 10,504 additional shares of Common Stock which Mr. Riggs beneficially owns, as described in paragraph (a) of this Item 5, Mr. Riggs has the sole power to dispose of 10,504 of those shares and the sole power to vote 9,270 of those shares (the power to vote 1,234 shares is held by the trustee of the Issuer’s 401(k) Plan and Trust).

(c)           None.

(d)           None.

(e)           On December 11, 2010, Mr. Latham ceased to be the beneficial owner of more than five percent of any class of securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2010	/s/ Mel G. Riggs
Mel G. Riggs

Date: December 20, 2010	LPL/Williams GP, LLC

	By:	/s/ Mel G. Riggs
Mel G. Riggs, Sole Member

Date: December 20, 2010	The Williams Children’s Partnership, Ltd.

	By:	LPL/Williams GP, LLC
General Partner

	By:	/s/ Mel G. Riggs
Mel G. Riggs, Sole Member